06006569

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SEC MAIL PROCESSING RECEIVED MAY 30 2006 WASH, D.C. 213 SECTION

SECU... ...OMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE YEAR BEGINNING 04/01/05 AND ENDING 03/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

IAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO.

Sethi Financial Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

?600 Avenue K, Suite 101
(No. and Street)

Plano TX 75074
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

14175 Proton Rd. Dallas TX 75244
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
7/7/06

OATH OR AFFIRMATION

I, Praveen Sethi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sethi Financial Investments, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN C. EWEN
Notary Public, State of Texas
My Commission Expires 09-17-07

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2006

AND

FOR THE PERIOD FROM INCEPTION
(APRIL 3, 2003) TO MARCH 31, 2006

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sethi Financial Investments, Inc.

We have audited the accompanying statement of financial condition of Sethi Financial Investments, Inc. (a development stage corporation), as of March 31, 2006, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended March 31, 2006, and for the period from inception (April 3, 2003) to March 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sethi Financial Investments, Inc. as of March 31, 2006 and the results of its operations and its cash flows for the year ended March 31, 2006, and for the period from inception (April 3, 2003) to March 31, 2006, in conformity with accounting principles generally accepted in the United Sates of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 1, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Financial Condition
March 31, 2006

ASSETS

Cash and cash equivalents	$ 6,352
Receivable from broker-dealers	3,918
Other assets	117
	$ 10,387

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 600
Stockholder's equity	
Capital stock, 100,000 shares authorized, issued and outstanding, at stated value	1,000
Additional paid-in capital	54,338
Deficit accumulated during the development stage	(45,551)
Total stockholder's equity	9,787
	$ 10,387

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Income (Loss)
For the Year Ended March 31, 2006 and For the Period
From Inception (April 3, 2003) to March 31, 2006

	For the Year Ended March 31, 2006	For the Period From Inception, (April 3, 2003) to March 31, 2006
Revenue		
Interest	$ --	$ 25
Total revenue	--	25
Expenses		
Compensation and benefits	1,800	1,800
Clearing charges	3,815	4,622
Regulatory fees and expense	4,839	32,659
Other	6,400	6,495
Total expenses	16,854	45,576
Net loss	$ (16,854)	$ (45,551)

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Changes in Stockholder's Equity
For the Period From Inception
(April 3, 2003) to March 31, 2006

	Capital Shares	Capital Stock	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
Balances at April 3, 2003	--	$ --	$ --	$ --	$ --
Capital contributions for year	100,000	1,000	17,100		18,100
Expenses paid by stockholder			18,780		18,780
Net loss				(28,697)	(28,697)
Balances at March 31, 2005	100,000	1,000	35,880	(28,697)	8,183
Capital contributions for year			18,458		18,458
Net loss				(16,854)	(16,854)
Balances at March 31, 2006	100,000	$ 1,000	$ 54,338	$ (45,551)	$ 9,787

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Period From Inception
(April 3, 2003) to March 31, 2006

Subordinated liabilities at April 3, 2003	$ --
Increases	--
Decreases	--
Subordinated liabilities at March 31, 2005	--
Increases	--
Decreases	--
Subordinated liabilities at March 31, 2006	$ --

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2006 and For the Period
From Inception (April 3, 2003) to March 31, 2006

	For the Year Ended March 31, 2006	For the Period From Inception, (April 3, 2003) to March 31, 2006
Cash flows from operating activities		
Net loss	$ (16,854)	$ (45,551)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Change in assets and liabilities:		
Decrease (increase) in other assets	(77)	(117)
Decrease (increase) in receivable from brokers and dealers	3,815	(3,918)
Increase (decrease) in accounts payable	600	600
Net cash provided (used) by operating activities	(12,516)	(48,986)
Cash flows from investing activities		
Net cash provided (used) by investing activities	--	--
Cash flows from financing activities		
Expense paid by shareholder	18,458	37,238
Capital contributions	--	18,100
Net cash provided (used) by financing activities	18,458	55,338
Net increase in cash and cash equivalents	5,942	6,352
Cash and cash equivalents at beginning of year	410	--
Cash and cash equivalents at end of year	$ 6,352	$ 6,352

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for		
Income taxes	$ --	$ --
Interest	$ --	$ --

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Notes to the Financial Statements
March 31, 2006

Note 1 - Accounting Policies

Effective May 27, 2004, Sethi Financial Investments, Inc. (the "Company") registered as a broker/dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas Corporation that is a wholly-owned subsidiary of Sethi Financial Group (the "Parent").

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a net operation loss carry forward. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Note 2 - Development Stage Operations

The Company is a development stage corporation since it has not commenced principal operations as of March 31, 2006. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. Cumulative losses incurred during the development stage aggregated $45,551 at March 31, 2006.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2006, the Company had net capital of approximately $9,670 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of March 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to Parent. The benefit for income taxes consists of the following:

	Federal	Valuation Allowance	Total
Income tax benefit (provision) on net loss	$ 6,833	$ (6,833)	$ --

The Company has a net operating loss carryforward of approximately $45,551 that will serve to reduce taxable income through 2024, 2025 and 2026. The tax benefit of $6,833 has not been reported in the financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been off set by a valuation allowance of the same amount.

Note 7 - Related Party Transaction

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different that if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the year ended

March 31, 2006

Schedule I

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended
March 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 9,787
Liabilities subordinated to claims of general creditors	--
Total capital and allowable subordinated liabilities	9,787
Deductions and/or charges	
Non-allowable assets:	
Other assets	(117)
Net capital before haircuts on securities positions	9,670
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 9,670

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 600
Total aggregate indebtedness	$ 600

Schedule I (continued)

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended
March 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 40
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum requires	$ 4,670
Excess net capital at 1000%	$ 9,610
Ratio: Aggregate indebtedness to net capital	.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under rule 15c3-1 from the Company's computation are:

Net capital per the Company's (unaudited) Focus IIA	$ 10,320
Differences:	
Decrease in receivable from broker-dealer	(400)
Increase in accounts payable	(250)
Net capital per audited report	$ 9,670

Schedule II

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Emmett A. Larkin Company, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
March 31, 2006

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Sethi Financial Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sethi Financial Investments, Inc. (the "Company"), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future years is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely year by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 1, 2006